Principal Variable Contracts Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel
April 24, 2020
Via EDGAR
Ms. Alison White
Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Principal Variable Contracts Funds, Inc. (the "Registrant")
File Numbers 002-35570, 811-01944
Post-Effective Amendment No. 119 to the Registrant's Registration Statement on Form N-1A (the "Amendment")
Dear Ms. White,
On behalf of the Registrant, this letter responds to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Amendment, which you communicated to me by telephone on March 9, 2020. The Registrant filed the Amendment with the Commission on February 28, 2020, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 120).
Comments that Apply to Multiple Accounts (as applicable)
Comment 1. Rather than presenting the risks in alphabetical order, please reorder them to prioritize the risks that are most likely to affect the Account’s net asset value, yield, and total return. After the more prominent risks are disclosed, the Staff notes the remaining risks may be listed in alphabetical order. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response: The Registrant respectfully declines to make the requested change. The Registrant submits that the current order of the principal risks complies with the requirements of Form N-1A, which does not require a fund’s principal risks to be set forth in any particular order. Moreover, the Registrant believes investors can locate the risks more easily and compare them across funds when they are in alphabetical order. The Registrant further believes investors can easily review each Account’s risks because, for most of Registrant’s Accounts, the risks are succinct, only spanning one to two pages. Additionally, the Registrant specifically discloses that the principal risks are not listed in order of significance.
Comment 2. For all Accounts with waivers, please confirm that the waivers reflected in the expense tables will apply for at least one year from the date of the prospectus.
Response: Confirmed.

Comments to the SAI
Comment 3. The Non-Fundamental Policy related to Rule 35d-1 states that the Accounts will “typically” value derivatives at mark-to-market value but sometimes notional value will be used. Please note that it is the Staff’s position that it is never permissible to use notional value for purposes of the Names Rule because the 80% test is an asset-based test, not an exposure test. Please revise.
Response: The Registrant confirms that it understands the Staff’s position and respectfully submits that, as disclosed, an Account will count the notional value of a derivative for purposes of compliance with Rule 35d-1 when the Account determines such notional value is an appropriate measure of the Account’s exposure to investments.
In the release adopting Rule 35d-1 under the 1940 Act (Investment Co. Act Rel. No. 24828, Jan. 17, 2001 (the "Names Rule Release")), the Commission noted that the rule, as adopted, imposes the requirement that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the type of investment suggested by the name. In footnote 13 to the Names Rule Release, the Commission further explained that the proposed rule would have required an investment company with a name that suggests that the company focuses its investments in a particular type of security to invest at least 80% of its net assets in the indicated securities. Importantly, in the Names Rule Release, the Commission noted that the language was modified to focus on "investments" as opposed to "securities," and that, in appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.
Comment 4. Please be advised that it is the Staff’s position that the Registrant must look through to investments of underlying funds when calculating whether an Account concentrates its investments in any industry.
Response: The Registrant respectfully submits that no revisions are required. The Registrant believes that the Accounts’ current concentration policy, as disclosed in the SAI, complies with applicable legal requirements. Although we are aware of the Staff’s position expressed orally, the Registrant is not aware of any written SEC or Staff requirement to look through to an underlying fund’s holdings when determining compliance with a fund’s industry concentration limit.
Comment 5. Under the “Industry Concentration” subheading in the “Description of the Funds’ Investments and Risks” section, the SAI states: “The Accounts view their investments in tax-exempt municipal securities as not representing interests in any particular industry or group of industries.” Please revise the disclosure to reflect the Staff’s position that private activity municipal debt securities should be categorized based on industry of the non-governmental borrower of the project being funded.
Response: The Registrant respectfully declines to revise this disclosure. The Registrant maintains its disclosure satisfies Investment Company Act of 1940 § 8(b)(1)(E), N-1A Item 16(c)(1)(iv), and the views expressed by the Division of Investment Management in Release No. IC-9785 (May 31, 1977) (a statement of concentration “is not applicable to investments in tax-exempt securities issued by government or political subdivisions of governments since such issuers are not members of any industry”). The government issuing the securities is still the party paying the buyer regardless of what happens in any industry related to the project.

Comment 6. Please consider what, if any, disclosure should be added regarding pandemics, infectious diseases, or COVID-19.
Response: In the Amendment, the Registrant added general disclosure regarding pandemics in the “Additional Information About Investment Strategies and Risks - Market Volatility and Securities Issuers” section of the prospectus. Additionally, in response to this comment and due to the current COVID-19 pandemic, the Registrant will add additional specific COVID-19 disclosure in such section of the prospectus.
Please call me at 515-247-5419 if you have any questions.
Sincerely,
/s/ Laura B. Latham
Laura B. Latham
Assistant Counsel and Assistant Secretary, Registrant

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